March 28, 2025

Gary P. Smith
Co-Chief Executive Officer
New Providence Acquisition Corp. III
401 S County Road #2588
Palm Beach, FL 33480

       Re: New Providence Acquisition Corp. III
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted March 14, 2025
           CIK No. 0002048948
Dear Gary P. Smith:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted March 14, 2025
Notes To Financial Statements, page F-7

1. Please tell us how you have complied with the reportable segment disclosure requirements pursuant to ASU 2023-07 and/or revise accordingly. March 28, 2025
Page 2

       Please contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if
you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Stuart Neuhauser